

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
David H. Murdock
Chairman and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

>   **Re: Dole Food Company, Inc.**
>   **Amended Schedule 13E-3 filed by Dole Food Company, Inc., et al.**
>   **Filed October 1, 2013**
>   **File No. 005-33795**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 1, 2013**
>   **File No. 001-04455**

Dear Mr. Murdock:

We have reviewed your amended and revised filings and your responses to the comments in our letter dated September 30, 2013 and have the following additional comments.

Amended Schedule 13E-3

1. We note that you have requested confidential treatment for Exhibit (b)(2). We will provide comments on your request separately.

Revised Preliminary Proxy Statement on Schedule 14A

Special Factors, page 12

Background of the Merger and Special Committee Proceedings, page 12

2. We note your response to our prior comment 8 and reissue in part. Please disclose more specifically the Special Committee's reasons for rejecting each alternative considered. Explain "the feasibility of and difficulty associated with executing" the alternatives.

3. We note your revised disclosure on page 27 to the effect that the Special Committee considered as a factor supporting its decision "the fact that it is a non-waivable condition to the closing of the merger that the merger agreement be adopted by stockholders holding a majority of the outstanding shares of Dole common stock held by Disinterested Stockholders (other than Dole's directors and executive officers)[.]" (emphasis added)

David H. Murdock
Dole Food Company, Inc.
October 2, 2013
Page 2

See also the second-to-last bullet point on page 29. Given that the Special Committee made its recommendation on August 11, 2013, please reconcile the disclosure concerning this particular reason for the recommendation with the disclosure on page 25 to the effect that the parties modified the shareholder approval condition in the merger agreement on September 19, 2013. For instance, if the Special Committee confirmed its recommendation following the amendment to the merger agreement, please clarify.

<u>Opinion of Financial Advisor to the Special Committee, 31</u>

4. We note your response to our prior comment 17 and reissue. For each of the financial analyses described, please explain more clearly, including underlying data, how Lazard arrived at the results.

Please contact Donald E. Field at (202) 551-3680, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Jonathan Layne
       Gibson, Dunn & Crutcher LLP